UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Spark Therapeutics, Inc.

(Name of Subject Company)

Spark Therapeutics, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

84652J103

(CUSIP Number of Class of Securities)

Jeffrey D. Marrazzo

Chief Executive Officer

3737 Market Street

Philadelphia, PA 19104

(888) 772-7560

(Name, Address and Telephone Number, including area code, of Agent For Service)

With copies to:

Stuart M. Cable, Esq.

Lisa R. Haddad, Esq.

Blake Liggio, Esq.

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210

(617) 570-1000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On February 25, 2019, Spark Therapeutics, Inc. (“Spark”), provided the following Q&A to employees:

Transaction and General

1.	What was announced on February 25, 2019 regarding Spark and Roche?

Spark and Roche announced they have entered into a definitive merger agreement for Roche to acquire Spark at a price of $114.50 per share in an all-cash transaction. Under the terms of the merger agreement, Roche will commence a tender offer (the “Tender Offer”) no later than March 11, 2019, to acquire all outstanding shares of Spark common stock, and Spark will file a recommendation statement containing the unanimous recommendation of the Spark board that Spark’s stockholders tender their shares to Roche.

2.	Why is Spark being acquired?

Spark’s focus remains on patients and our long-term mission continues to be to challenge the inevitability of genetic disease. Our Board had a number of factors to consider in determining what was in the best interests of the Spark stockholders. After an assessment of strategic alternatives, our Board unanimously concluded that the proposal by Roche is in the best interest of the Spark stockholders. Spark represents an attractive opportunity for Roche to broaden and supplement their portfolio globally. With Roche’s global capabilities they are ideally placed to further invest in and expand Spark Therapeutics’ broad product portfolio and address the high unmet medical need for patient and families living with genetic diseases.

3.	When is the transaction expected to close?

The transaction is expected to close in Q2 2019.

4.	What is the process moving forward in order for the transaction to close?

The closing of the tender offer will be subject to a majority of Spark’s outstanding shares being tendered in the tender offer. In addition, the transaction is subject to the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as well as other customary conditions.

5.	Will we retain the Spark Therapeutics name?

Spark Therapeutics will retain the name and become a member of the Roche Group.

6.	What does this mean for Spark? Will Roche keep our Philadelphia office locations?

Roche’s intention is to preserve Spark’s autonomy as an independent company and its ability to continue the revolutionary research in the field of Hemophilia gene therapies and other gene therapy fields. Consistent with prior acquisitions by Roche, Spark will join the Roche Group as a dedicated gene therapy specialist in Philadelphia, where the Spark team, supported by Roche, will advance its position at the vanguard of gene therapy. We are confident that our companies share culture and priorities that will support a successful partnership where Spark is able to retain its autonomy, scientific and medical focus and connection to its local community and patients.

7.	What will happen with Spark R&D projects post-closing?

Roche has stated it is their intention to keep Spark as a separate gene therapy company based out of Philadelphia. Spark will continue our R&D projects and Roche is committed to increase investment into gene therapies.

8.	Roche has a hemophilia product – Hemlibra – with Spark’s goal for treatment to be curative – what space can they both occupy?

We believe both therapies will have a place within the hemophilia market. Hemlibra is available for a broader patient population, whereas SPK-8011 is being investigated for adult patients with severe or moderate hemophilia, who have not had experience with inhibitors, or have active inhibitors to factor VIII. Investigational therapy SPK-8016 will be explored in the inhibitor patient segment once it has successfully passed Ph1/2 studies in non-inhibitor patients.

9.	How does Spark’s product pipeline fit within Roche’s portfolio?

We share a common interest in bringing novel therapies to patients that suffer from rare diseases such as hemophilia, CNS and ophthalmic disorders. In addition, we see potential in exploring larger indications within ophthalmology and CNS.

10.	Will the merger have any impact on the expansion plans in West Philadelphia?

We expect the merger will have no impact on the expected relocation to One Drexel Plaza and we remain committed to the local Philadelphia community.

11.	Who will Spark report to?

Spark Therapeutics is expected to continue its operations in Philadelphia and become a member of the Roche Group. We are still working through collaboratively with the Roche Group leadership the governance structure of Spark post-closing.

12.	What should I do if I am contacted by the media or anyone outside the company about what is happening?

If you are contacted by the media or other third parties regarding the proposed transaction, please forward the inquiry to Monique DaSilva – monique.dasilva@sparktx.com.

13.	Who do I go to with questions about where things stand?

Your manager, your HRBP, or HRQuestions@sparktx.com.

Employment Matters

14.	How will the transaction with Roche affect the employees of Spark? Will I have a role?

I understand your concern about your role, and your need for clarity. Until the transaction closes, we remain two standalone companies and no final actions will be taken regarding organizational structure, transition or individual roles and responsibilities. In addition, Roche has stated that this transaction is not about cost synergies. Their acquisition of Spark is a long-term commitment to develop innovative gene therapies and they expect to invest and grow this commitment in the future.

15.	Does Spark have a severance plan for employees?

Yes, you can view Spark’s US severance plan on SparkSpace.

16.	What if I am unsure of my job level (grade)?

You can view your job level (grade) on your profile page in SuccessFactors under the Job Information section.

17.	Does this announcement mean that a Change in Control has occurred under the Change in Control (CIC) provision of the severance plan?

The Change in Control (CIC) will occur when the transaction closes; however, employees are not entitled to severance benefits solely due to a CIC. There must also be an involuntary termination of employment without cause or resignation for good reason in order to receive severance benefits.

18.	What happens if I voluntarily resign prior to the closing of the transaction?

If you voluntarily terminate your employment at any time prior to the closing of the transaction, you will not be entitled to any severance pay or benefits and your unvested equity awards will terminate.

19.	I’m on an approved Leave of Absence now or about to go out on a Leave of Absence. What is my status following this announcement?

Your employment and leave status remain the same through the closing of the proposed transaction.

20.	Does this potential transaction have an impact on my current non-compete agreement?

At this time there is no impact to your non-compete agreement.

21.	I currently have open roles within my team – what is the process for recruiting for these roles going forward?

Your CMT member will be assessing the roles to be hired during this interim time. Please expect further information to be shared as soon as it is available.

22.	How does this impact employees who have accepted offers but not yet started?

For employees who have accepted offers but not yet joined Spark there are no changes to their offer terms and conditions. If you have additional questions regarding new hires please reach out to your HR Business Partner or HRQuestions@sparktx.com.

23.	Who do I go to with questions about employment?

Please reach out to your HR Business Partner or HRQuestions@sparktx.com.

24.	Does Spark offer an employee assistance program?

Spark offers all employees and members of their household the Cigna Life Assistance Program. This program is available to help you and your family members with a variety of personal and work/life challenges. Counselors are available by phone at 800-538-3543. Online resources are available by logging onto www.cignabehavioral.com/cgi .

25.	Will my other benefits remain the same until the proposed transaction closes?

Yes, during this time there is no change to benefits offerings or programs. Additionally, upon closing of the deal compensation & benefits will generally be maintained at existing levels, through December 31, 2020 (not including equity)

Equity

26.	I have unvested and unexercised equity. What happens to that now?

All of your unvested or unexercised stock options and RSUs will immediately vest at the closing of the transaction, providing you remain an employee of Spark until that time. In connection with closing of the transaction, your equity awards and vested shares will be exchanged for cash of 114.50 per share. Taxes will be withheld from amounts delivered to you following completion of the tender offer.

27.	How do I calculate the value of my equity?

To calculate the value of your unvested RSUs and unvested or unexercised options you will need to login to your Fidelity account. Once logged into your Fidelity account you will want to view the “Stock Plan” section:

Here you will see a total grant value. This value is the value of your unvested or unexercised options and unvested RSUs and is calculated at the previous market close stock price. If you have additional Spark shares in your individual brokerage account, you can review their current value separately.

28.	When will my cash-out of my equity be paid to me?

As soon as practical following the closing date of the transaction. We will provide more details when they are available.

29.	What happens if I exercise my currently vested options before the transaction closes?

You may exercise your vested stock options in accordance with our normal procedures. You will then be treated like any other holder of Spark common stock in the transaction.

30.	I am currently participating in the Spark ESPP – what will happen with the money I have contributed?

The current purchase period under the Employee Stock Purchase Plan (ESPP) will end on May 31, 2019; provided, that if the effective time of the proposed transaction is prior to May 31, 2019, Spark will end the current purchase period on a specified trading day occurring at least 10 days prior to the date on which the effective date is expected to occur. All outstanding purchase rights under the ESPP will be automatically exercised, in accordance with the terms of the ESPP, upon the last day of the current purchase period, and any shares purchased under the ESPP will be treated like any other shares of Spark common stock in the transaction. There will be no offering periods following the current purchase period and in all events, and Spark will terminate the ESPP prior to the effective time of the transaction.

Important Information and Where to Find It

In connection with the proposed acquisition, an acquisition subsidiary of Roche (“Merger Sub”) will commence a tender offer for the outstanding shares of common stock of the Company. The tender offer has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of common stock of the Company, nor is it a substitute for the tender offer materials that Roche and Merger Sub will file with the SEC upon commencement of the tender offer. On the commencement date of the tender offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the SEC by Roche and Merger Sub, and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by the Company. The offer to purchase shares of the Company’s common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT ANDTHE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of these materials (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the tender offer which will be named in the tender offer statement. Copies of the Company’s filings with the SEC may be obtained free of charge at the “Investor Relations” section of the Company’s website at www.ir.sparktx.com or by contacting investor relations at (215) 239-6424.

Forward-Looking Statements

Any statements made in this communication that are not statements of historical fact, including statements about the Company’s beliefs and expectations and statements about the Offer and Roche’s proposed acquisition of the Company, including the timing of and closing conditions to the acquisition, and the potential effects of the pending acquisition on the Company are forward-looking statements that are based on management’s beliefs, certain assumptions and current expectations and should be evaluated as such. These statements may be identified by their use of forward-looking terminology such as the words “intend,” “believe,” “expect,” “anticipate,” “should,” “planned,” “projected,” “estimated,” and “potential,” among others. Such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to: the possibility that various closing conditions for the transaction may not be satisfied or waived, including uncertainties as to the percentage of the Company’s stockholders tendering their shares in the Offer; the possibility that competing offers will be made; the effect of the announcement of the transaction on the ability of the Company to retain and hire key personnel and maintain relationships with customers, strategic partners, suppliers, regulatory authorities and others with whom the Company does business, or on the Company’s operating results and business generally; the risk that the Company and Roche may be unable to obtain governmental and regulatory approvals required for the transaction, or that required governmental and regulatory approvals may delay the transaction or cause the parties to abandon the proposed transaction; the impact of legislative, regulatory, competitive and technological changes; the risk that any stockholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability; and other risks and uncertainties discussed in filings that the Company makes with the SEC, including the “Risk Factors” section of the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, filed with the SEC in the fourth quarter of 2018, as well as the tender offer documents to be filed by Roche, Merger Sub and the Company.

The forward-looking statements contained in this report are made as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements, whether as a result of future events, new information or otherwise, except as expressly required by law. All forward-looking statements in this document are qualified in their entirety by this cautionary statement.